November 24, 2015

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7561

Re:	Santander Mexico Financial Group, S.A.B. de C.V. Form 20-F for the Fiscal Year Ended December 31, 2014 Filed April 30, 2015 File No. 001-35658

Dear Ms. Sullivan:

By letter dated November 5, 2015, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to (i) the Annual Report on Form 20-F for the Year Ended December 31, 2014 (the “2014 Form 20-F”) of Santander Mexico Financial Group, S.A.B. de C.V. (“Santander Mexico” or the “Group,” also referred to in this letter as “we”) filed with the SEC on April 30, 2015 and (ii) the Group’s response letter dated September 22, 2015 (the “September 22 Response Letter”).

Our responses to the Staff’s comments on the 2014 Form 20-F and the September 22 Response Letter are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

Form 10-K for the Year Ended December 31, 2014

Item 4.B. Business Overview, page 43

Movements in Allowance for Impairment Losses, page 104

Impaired Asset Ratios, page 106

1.	We note your response to prior comment 1 regarding the trends in the allowance coverage ratio. Please respond to the following:

•	In your response to the third bullet of the prior comment letter, you disclose the fact that in 2013, there was a Ps.3,397 million increase in the allowance for impairment losses due to loan portfolio performance, but that during 2014, there was a Ps.(618) million reduction in the allowance for impairment losses due to loan portfolio performance. Please tell us the factors driving this change, particularly in light of the fact that charge-offs increased in 2014 relative to 2013, and non-performing loans to total loans increased between 2013 and 2014 from 3.81% to 3.90%.

•	Please discuss the specific factors that drove the increase in the allowance for impairment losses to total loans at December 31, 2014, March 31, 2015 and September 30, 2015, despite the reduction in non-performing loans to total loans. We note that this trend is based on results under Mexican Banking GAAP, as that is the only information available for the interim period results. To the extent that a different trend would result under IFRS, please advise to the extent reasonably known.

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•	Tell us why you stated in the Q3 earnings release furnished on Form 6-K on October 29, 2015 that, despite improved asset quality, loan loss reserves increased “as anticipated” under Mexican Banking GAAP.

Response

1. In your response to the third bullet of the prior comment letter, you disclose the fact that in 2013, there was a Ps.3,397 million increase in the allowance for impairment losses due to loan portfolio performance, but that during 2014, there was a Ps.(618) million reduction in the allowance for impairment losses due to loan portfolio performance. Please tell us the factors driving this change, particularly in light of the fact that charge-offs increased in 2014 relative to 2013, and non-performing loans to total loans increased between 2013 and 2014 from 3.81% to 3.90%.

We respectfully inform the Staff that as explained in the September 22 Response Letter, there was a Ps.618 million decrease in the allowance for impairment losses in 2014 due to the stronger performance of our loan portfolio, mainly attributable to our consumer loan (revolving and non-revolving) portfolio. This decrease was more than offset by a Ps.2,052 million increase in the allowance for impairment losses due to our loan portfolio growth.

As explained in greater detail below, the Ps.618 million decrease in the allowance for impairment losses driven by performance was generally accompanied by and consistent with an improvement in the ratio of non-performing loans to total loans and a decrease in related charge-offs as a percentage of average loans. In those cases where there was inconsistency, we explain below.

The Ps.618 million decrease in 2014 due to stronger loan portfolio performance was comprised of:

1.	a decrease of Ps.177 million in the allowance for commercial loans,

2.	an increase of Ps.313 million in the allowance for mortgages,

3.	a decrease of Ps.10 million in the allowance for credit card loans, and

4.	a decrease of Ps.744 million in the allowance for consumer loans.

1.	The Ps.177 million decrease in the allowance for commercial loans reflects an improvement of the allowance ratio (or the ratio of the allowance for impairment losses to total loans at period end) from 1.95% at December 2013 to 1.89% at December 2014, which is consistent with an improvement in the NPL ratio (or the ratio of non-performing loans to total loans at period end) from 3.51% in December 2013 to 3.33% in December 2014. Additionally, charge-offs as a percentage of the average loan portfolio also decreased, from 1.20% in 2013 to 1.18% in 2014.

2.	The Ps.313 million increase in the allowance for mortgage loans reflects an increase in the allowance ratio from 1.61% at December 2013 to 1.90% at December 2014, which is consistent with the increase of the NPL ratio from 3.91% at December 2013 to 4.85% at December 2014. By contrast, charge-offs as a percentage of the average loan portfolio decreased from 0.84% at December 2013 to 0.65% at December 2014 due to the extension of the period after which past-due mortgage loans and the corresponding allowance for impairment losses are charged-off, which went from 366 days to 36 months in 2014, as described in note 2.h to our audited financial statements for the year ended December 31, 2014 included in the 2014 Form 20-F.

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3.	The Ps.10 million decrease in the allowance for credit card loans reflects a stable allowance ratio, which went from 9.27% at December 2013 to 9.25% at December 2014. The NPL ratio increased during that period, from 3.35% at December 2013 to 4.70% at December 2014. The reason for the increase in the NPL ratio while the allowance ratio remained stable is a change to our non-performing loan classification rule for certain loans which required restructuring, as commented on page 158 of the 2014 Form 20-F. This change resulted in an increase of our non-performing loans but did not impact our allowance for impairment losses calculations because our model is not segmented based on the accounting classification of performing loan or non-performing loan, but instead is segmented based on other characteristics of the loan pools.

Additionally, charge-offs as a percentage of the average loan portfolio decreased, from 14.14% in 2013 to 13.72% in 2014.

4.	The decrease of Ps.744 million in the allowance for consumer loans reflects an improvement in the allowance ratio from 11.50% at December 2013 to 9.34% at December 2014, which is consistent with the improvement in the NPL ratio from 6.42% at December 2013 to 4.71% at December 2014. By contrast, charge-offs increased by Ps.477 million in absolute terms and, as a percentage of average total loans, increased from 13.08% at December 2013 to 13.40% at December 2014.

The Ps.477 million increase in consumer loan charge-offs between 2013 and 2014 mentioned above is due primarily to the following:

i.	Ps.223 million attributable to the charge-off of the unsold portion of a significant payroll loan portfolio where we lost the payroll contract and therefore our ability to directly collect on the payroll loans. This situation is described on page 158 of the 2014 Form 20-F.

ii.	Charge-offs in the personal loans portfolio that was originated between 2011 and 2012 with customers with higher-risk profiles, which lacked references from the credit bureau. Pre-approved loans for this type of customers were eliminated in 2013.

These charge-offs led to a loan portfolio with an improved credit risk profile at the end of 2014 as compared to 2013. Once charged-off, the allowance for these loans was no longer required resulting in a reduction in the allowance for impairment losses.

2. Please discuss the specific factors that drove the increase in the allowance for impairment losses to total loans at December 31, 2014, March 31, 2015 and September 30, 2015, despite the reduction in non-performing loans to total loans. We note that this trend is based on results under Mexican Banking GAAP, as that is the only information available for the interim period results. To the extent that a different trend would result under IFRS, please advise to the extent reasonably known.

We respectfully inform the Staff that our allowance for impairment losses as a percentage of total loans increased despite a decrease in non-performing loans as a percentage of total loans primarily due to the following reasons:

i.	In the corporate loan portfolio, we increased the allowance for impairment losses for companies in the home builder sector despite the fact that non-performing loans decreased in this portfolio due to the resumption of previously idled projects and the receipt of in kind payments from borrowers. As discussed in greater detail in response 3 below, pursuant to local regulations we were required to recognize additional provisions in connection with companies in the home builder sector that we expected would exit bankruptcy proceedings.

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Also, Pemex suppliers with loans in our commercial portfolio required additional provisions because under Mexican Banking GAAP we are required to provision the unsecured portion of commercial loans at 45% at the time of initial default in payment and at 100% after being in arrears for more than eighteen months.

The combined effect of these factors resulted in an increase in the allowance of Ps.690 million while non-performing loans decreased by Ps.553 million.

ii.	In connection with the Scotiabank non-revolving consumer loan portfolio acquisition, as of September 30, 2015 we had an allowance for expected losses of Ps.285 million and Ps.149 million of non-performing loans. Under Mexican Banking GAAP, loan growth in connection with a loan portfolio acquisition leads to an increase in the allowance for expected losses for both the performing and non-performing portions of the loan portfolio even though the loan growth generated by the acquisition may be unaccompanied by a corresponding increase in NPLs. Accordingly, we recognized an allowance for expected losses related to the Scotiabank loan portfolio acquisition, which explains the greater increase in the allowance as compared to the increase in NPLs.

Although methodologies for computing allowance for impairment losses differ, we currently do not expect that the trends noted under Mexican Banking GAAP differ materially from those under IFRS for the nine month period ended September 30, 2015.

3. Tell us why you stated in the Q3 earnings release furnished on Form 6-K on October 29, 2015 that, despite improved asset quality, loan loss reserves increased “as anticipated” under Mexican Banking GAAP

We respectfully inform the Staff that loan loss reserves increased despite improved asset quality because such increases were independent of asset quality considerations as described below.

The increase in provisions for loan losses under Mexican Banking GAAP for the three months ended September 30, 2015 was primarily due to provisions in connection with the Scotiabank non-revolving consumer loan portfolio acquisition and companies in the home builder sector.

We acquired the Scotiabank non-revolving consumer loan portfolio in the second quarter of 2015. We expected that this acquisition would require an increase to our allowance for impairment losses because as discussed in our response above, under Mexican Banking GAAP, we are required to recognize an allowance for expected losses for both the performing and non-performing portions of the portfolio. Accordingly, through September 30, 2015, we recognized a Ps.470 million allowance for loan impairment of which Ps.293 million was recorded in the second quarter of 2015 and Ps.177 million in the third quarter.

In the case of home builders, we expected that we would require additional provisions in connection with the completion of bankruptcy proceedings, associated with the expected exit plans for each company and applicable local regulations. In accordance with such regulations, once an entity reemerges from bankruptcy, we must set aside provisions for 100% of the unsecured portion of any outstanding loan in arrears for more than eighteen months. During bankruptcy proceedings there is no such provisioning requirement. A portion of these provisions were recorded in the third quarter of 2015 as we expected certain of these bankruptcy proceedings to be completed in the near term.

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In connection with the above responses, Santander Mexico hereby acknowledges that:

•	Santander Mexico is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Santander Mexico may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact the undersigned at +52 55 5257 8353 or Nicholas A. Kronfeld of Davis Polk & Wardwell LLP at 212-450-4950.

Very truly yours,

/s/ Pedro José Moreno Cantalejo

Pedro José Moreno Cantalejo
Vice President of Administration and Finance

Santander Mexico Financial Group, S.A.B. de C.V.

cc:

Fernando Borja Mujica (General Legal Director, Grupo Financiero Santander México, S.A.B. de C.V.)

Nicholas A. Kronfeld (Davis Polk & Wardwell LLP)

Ricardo A. García Chagoyán (Galaz, Yamazaki, Ruiz Urquiza, S.C.,

member firm of Deloitte Touche Tohmatsu Limited)

Via EDGAR